UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

(Amendment No. 10)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1I (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Telemar Norte Leste S.A.

(Name of Subject Company)

Telemar Norte Leste Company

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Coari Participações S.A.

(Name of Person(s) Furnishing Form)

Common Shares Class A Preferred Shares Class B Preferred Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Alex Waldemar Zornig Investor Relations Officer Rua Humberto de Campos, 425, 8º andar Leblon, Rio de Janeiro, RJ, Brazil 22430-190 Tel: +55 21 3131-1211

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Mark O. Bagnall

White & Case LLP

Southeast Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(1)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

1.1	Material Fact (Fato Relevante) filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on May 24, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 2, 2011).

1.2	Material Fact (Fato Relevante) filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on August 1, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 2, 2011).

1.3	Material Fact (Fato Relevante) dated August 17, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 18, 2011).

1.4	Material Fact (Fato Relevante) dated August 26, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

1.5	Call Notice (Edital de Convocação) of Extraordinary General Shareholders’ Meeting dated August 29, 2011, filed by Telemar Norte Leste S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on August 30, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 31, 2011).

1.6	Minutes of the Extraordinary Shareholders Meeting of Telemar Norte Leste S.A., held on September 14, 2011 (English Translation) (previously furnished to the Commission as an exhibit to Form CB on September 15, 2011).

1.7	Call Notice (Edital de Convocação) of Extraordinary General Shareholders’ Meeting dated October 17, 2011, filed by Telemar Norte Leste S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on October 18, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 19, 2011).

1.8	Minutes of the Extraordinary General Shareholders’ Meeting of Telemar Norte Leste S.A., held on November 3, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on November 4, 2011).

1.9	Material Fact (Fato Relevante) dated November 23, 2011 filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(2)	Not applicable.

Item 2.	Information Legends

Coari Participações S.A. and Telemar Norte Leste S.A. are Brazilian companies. Information distributed in connection with the proposed merger of shares (incorporação de ações) and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed merger of shares, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger of shares, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

2.1	Minutes of the Meeting of the Board of Directors of Telemar Norte Leste S.A. held on August 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 18, 2011).

2.2	Minutes of the Meeting of the Board of Directors of Coari Participações S.A. held on August 26, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

2.3	Extract of the Minutes of the 193rd Meeting of the Board of Directors of Telemar Norte Leste S.A. held on August 26, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

2.4	Protocol and Justification of Partial Split-Off of Telemar Norte Leste S.A. with Incorporation of the Portion Ceded by Coari Participações S.A. and Incorporação de Ações of Telemar Norte Leste S.A. by Coari Participações S.A.(Protocolo e Justificação de Cisão Parcial da Telemar Norte Leste S.A. com Incorporação da Parcela Cindida pela Coari Participações S.A., e Incorporação de Ações da Telemar Norte Leste S.A. pela Coari Participações S.A.), between Telemar Norte Leste S.A. and Coari Participações S.A., dated August 26, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 30, 2011).

2.5	Annex 21 to CVM Instruction No. 481/09 – Information About the Financial Advisors filed by Telemar Norte Leste S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on August 30, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on August 31, 2011).

2.6	Form of Engagement Letter between Telemar Norte Leste S.A. and Citigroup Global Markets Inc. (previously furnished to the Commission as an exhibit to Form CB on September 15, 2011).

2.7	Restated Minutes of the Extraordinary Shareholders’ Meeting of Telemar Norte Leste S.A., held on September 14, 2011 (English Translation) (previously furnished to the Commission as an exhibit to Form CB on September 27, 2011).

2.8	Shareholders’ Proposal of Green II Fund LLC, Green Fund LLC, CSHG Verde Equity Master Fundo de Investimento em Ações and CSHG Verde Master Fundo de Investimento Multimercado at the Extraordinary Shareholders’ Meeting of Telemar Norte Leste S.A., held on September 14, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on September 27, 2011).

2.9	Protest and Declaration of Vote of Green II Fund LLC, Green Fund LLC, CSHG Verde Equity Master Fundo de Investimento em Ações and CSHG Verde Master Fundo de Investimento Multimercado at the Extraordinary Shareholders’ Meeting of Telemar Norte Leste S.A., held on September 14, 2011(English translation) (previously furnished to the Commission as an exhibit to Form CB on September 27, 2011).

2.10	Minutes of the 195th Extraordinary Meeting of the Board of Directors of Telemar Norte Leste S.A. held on October 17, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 19, 2011).

2.11	Annex 21 to CVM Instruction No. 481/09 – Information About the Financial Advisors filed by Telemar Norte Leste S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on October 18, 2011 (English translation) (previously furnished to the Commission as an exhibit to Form CB on October 19, 2011).

2.12	Valuation Report of Telemar Norte Leste S.A. dated October 7, 2011, prepared by Citigroup Global Markets Inc. (exhibit to the Minutes of the 195th Extraordinary Meeting of the Board of Directors of Telemar Norte Leste S.A. held on October 17, 2011) (previously furnished to the Commission as an exhibit to Form CB on October 20, 2011).

2.13	Form of Engagement Letter between Telemar Norte Leste S.A. and Banco BNP Paribas Brasil S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on November 4, 2011).

2.14	Letter from the São Paulo Stock Exchange (BM&FBOVESPA) dated November 11, 2011 to Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on November 15, 2011).

2.15	Notice to the Market (Comunicado ao Mercado) dated November 14, 2011, filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Coari Participações S.A. and Brasil Telecom S.A. with the São Paulo Stock Exchange (BM&FBOVESPA) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on November 15, 2011).

2.16	Valuation Report of Telemar Norte Leste S.A. dated November 23, 2011, prepared by Banco BNP Paribas Brasil S.A. (English translation).

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was filed by Coari Participações S.A. with the Commission on August 2, 2011.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COARI PARTICIPAÇÕES S.A.

Dated: November 25, 2011

	By:	/s/ Tarso Rebello Dias
	Name:	Tarso Rebello Dias
	Title:	Officer

By:	/s/ Maxim Medvedovsky
Name:	Maxim Medvedovsky
Title:	Officer